UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

dated February 11, 2013

Commission File Number 001-34841

NXP Semiconductors N.V.

(Exact Name as Specified in its Charter)

The Netherlands

(Jurisdiction of incorporation or organization)

N/A

(Translation of Registrant’s Name)

High Tech Campus 60, 5656 AG Eindhoven, The Netherlands

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission:

Dr. Jean A.W. Schreurs

60 High Tech Campus

5656 AG Eindhoven – The Netherlands

Entry into Material Definitive Agreements.

Underwriting Agreement.

On February 4, 2013, NXP Semiconductors N.V. (the “Company”) entered into an Underwriting Agreement (the “Underwriting Agreement”) with certain selling shareholders named in Schedule I thereto (the “Selling Shareholders”) and with Barclays Capital Inc. and Credit Suisse Securities (USA) LLC with respect to a registered underwritten public offering of 30,000,000 shares of the Company’s common stock, €0.20 par value per share (the “Common Stock”) to be sold by the Selling Shareholders.

The sale of the Common Stock by the Selling Shareholders was made pursuant to the Company’s Registration Statement on Form F-3 (Registration No. 333-176435) (the “Registration Statement”) filed by the Company under the Securities Act of 1933, as amended (the “Securities Act”), the Company’s prospectus dated August 23, 2011, as supplemented by the Company’s preliminary prospectus supplement dated February 4, 2013 and the Company’s prospectus supplement dated February 4, 2013, each filed by the Company pursuant to Rule 424(b) of the rules and regulations of the Commission under the Securities Act.

The Underwriting Agreement contains customary representations, warranties and covenants and includes the terms and conditions for the sale of the Common Stock, indemnification and contribution obligations and other terms and conditions customary in agreements of this type.

Certain of the Underwriters or their affiliates perform and have performed commercial and investment banking and advisory services for the Company from time to time for which they receive and have received customary fees and expenses. The Underwriters may, from time to time, engage in transactions with and perform services for the Company in the ordinary course of their business for which they will receive fees and expenses.

A copy of the Underwriting Agreement is filed herewith as Exhibit 1 and is incorporated by reference into the Registration Statement. The above description of the Underwriting Agreement is not complete and is qualified in its entirety by reference to such exhibit.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NXP Semiconductors N.V.

Date February 11, 2013	By	/s/ Jean Schreurs
Name: Jean Schreurs
Title: Authorized Signatory

Exhibit 1

30,000,000 Shares

NXP SEMICONDUCTORS N.V.

ORDINARY SHARES, PAR VALUE €0.20 PER SHARE

UNDERWRITING AGREEMENT

February 4, 2013

February 4, 2013

Barclays Capital Inc.

745 7th Avenue

New York, New York 10019

Credit Suisse Securities (USA) LLC

11 Madison Avenue

New York, New York 10010

Ladies and Gentlemen:

Certain shareholders named in Schedule I hereto (the “Selling Shareholders”) of NXP Semiconductors N.V., a public company with limited liability (naamloze vennootschap) incorporated under the laws of The Netherlands, registered with the Dutch Chamber of Commerce under number 34253298 and having its corporate seat (statutaire zetel) in Eindhoven (the “Company”), severally propose to sell to the several underwriters named in Schedule II (the “Underwriters”), an aggregate of 30,000,000 ordinary shares, par value €0.20 per share, of the Company (the “Shares”), each Selling Shareholder selling the amount set forth opposite such Selling Shareholder’s name in Schedule I hereto. The outstanding ordinary shares, par value €0.20 per share, of the Company, which include the Shares, are hereinafter referred to as the “Ordinary Shares.”

The Company has filed with the Securities and Exchange Commission (the “Commission”) a registration statement on Form F-3 (No. 333-176435), including a prospectus, relating to the securities (the “Shelf Securities”), including the Shares, to be issued from time to time by the Company. The registration statement as amended to the date of this Agreement, including the information (if any) deemed to be part of the registration statement at the time of effectiveness pursuant to Rule 430A or Rule 430B under the Securities Act of 1933, as amended (the “Securities Act”), is hereinafter referred to as the “Registration Statement”, and the related prospectus covering the Shelf Securities dated August 23, 2011 in the form first used to confirm sales of the Shares (or in the form first made available to the Underwriters by the Company to meet requests of purchasers pursuant to Rule 173 under the Securities Act) is hereinafter referred to as the “Basic Prospectus.” The Basic Prospectus, as supplemented by the prospectus supplement specifically relating to the Shares in the form first used to confirm sales of the Shares (or in the form first made available to the Underwriters by the Company to meet requests of purchasers pursuant to Rule 173 under the Securities Act) is hereinafter referred to as the “Prospectus”, and the term “preliminary prospectus” means any preliminary form of the Prospectus that is filed with the Commission.

For purposes of this Agreement, “free writing prospectus” has the meaning set forth in Rule 405 under the Securities Act, “Time of Sale Prospectus” means the documents and pricing information identified in Schedule III hereto, and “broadly available road show” means a “bona fide electronic road show” as defined in Rule 433(h)(5) under the Securities Act that has been made available without restriction to any person.

As used herein, the terms “Registration Statement,” “Basic Prospectus,” “preliminary prospectus,” “Time of Sale Prospectus” and “Prospectus” shall include the documents, if any, incorporated by reference therein as of the date hereof. The terms “supplement,” “amendment,” and “amend” as used herein with respect to the Registration Statement, the Basic Prospectus, the Time of Sale Prospectus, any preliminary prospectus or the Prospectus shall include all documents subsequently filed by the Company with the Commission pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”), that are deemed to be incorporated by reference therein. “Applicable Time” has the meaning set forth in Schedule IIIA.

References in this Agreement to the Company’s, counsel’s or any other person’s knowledge shall mean such person’s knowledge after due inquiry.

1. Representations and Warranties of the Company. The Company represents and warrants to and agrees with each of the Underwriters that:

(a) The Registration Statement has become effective; no stop order suspending the effectiveness of the Registration Statement is in effect, and no proceedings for such purpose are pending before or, to the Company’s knowledge, threatened by the Commission. The Company is a well-known seasoned issuer (as defined in Rule 405 under the Securities Act) eligible to use the Registration Statement as an automatic shelf registration statement and the Company has not received notice that the Commission objects to the use of the Registration Statement as an automatic shelf registration statement.

(b) (i) Each document, if any, filed or to be filed pursuant to the Exchange Act and incorporated by reference in the Time of Sale Prospectus or the Prospectus complied or will comply when so filed in all material respects with the Exchange Act and the applicable rules and regulations of the Commission thereunder, (ii) each part of the Registration Statement, when such part became effective, did not contain, and each such part, as amended or supplemented, if applicable, did not or will not contain, on the date of any such amendment or supplement, any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading, (iii) the Registration Statement as of the date hereof does not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading, (iv) the Registration Statement and each part thereof, as of the date it became effective and as of the date hereof, did and, as amended or supplemented, if applicable, will comply in all material respects with the Securities Act and the applicable rules and regulations of the Commission thereunder, (v) the Prospectus (as amended or supplemented, if applicable) and each preliminary prospectus filed as part of the Registration Statement as originally filed or as part of any amendment thereto, or filed pursuant to Rule 424 under the Securities Act, when filed, on the date hereof and at the Applicable Time complied, and on the Closing Date (as defined in Section 5 herein), will, comply in all material respects with the Securities Act and the applicable rules and regulations of the Commission thereunder, (vi) the Time of Sale Prospectus does not, and at the Applicable Time and on the Closing Date, the Time of Sale Prospectus, as then amended or supplemented by the Company, if applicable, will not, contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, (vii) each broadly available road show, if any, when considered together with the Time of Sale Prospectus, does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading and (viii) the Prospectus (as amended or supplemented, if applicable), on the date of any filing with the Commission, on the date hereof, at the Applicable Time and on the Closing Date, did or does not and will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, except that the representations and warranties set forth in this paragraph do not apply to statements or omissions in the Registration Statement, the Time of Sale Prospectus or the Prospectus (or any amendment or supplement thereto) based upon or in conformity with information relating to any Underwriter furnished to the Company in writing by such Underwriter expressly for use therein.

(c) The Company is not an “ineligible issuer” in connection with the offering pursuant to Rules 164, 405 and 433 under the Securities Act. Each free writing prospectus that the Company is required to file pursuant to Rule 433(d) under the Securities Act has been or will be filed with the Commission in accordance with, and complies or will comply in all material respects with, the requirements of the Securities Act and the applicable rules and regulations of the Commission thereunder relating to a free writing prospectus, except that the representations and warranties set forth in this paragraph do not apply to statements or omissions in any free writing prospectus based upon or in conformity with information furnished to the Company in writing by the Underwriters expressly for use therein. Except for the free writing prospectuses, if any, identified in Schedule III hereto forming part of the Time of Sale Prospectus, and electronic road shows, if any, each furnished to you before first use, the Company has not prepared, used or referred to, and will not, without your prior consent, prepare, use or refer to, any free writing prospectus.

(d) The Company has been duly incorporated, is validly existing as a Dutch public company with limited liability under the laws of The Netherlands, has all corporate power and authority necessary to own its property and to conduct its business as described in the Time of Sale Prospectus and is duly qualified to transact business and is in good standing (where such concept exists) in each jurisdiction in which the conduct of its business or its ownership or leasing of property requires such qualification, except to the extent that the failure to be so qualified or be in good standing would not reasonably be expected to have a material adverse effect on the business, properties, management, operations, prospects, financial position, shareholders’ equity or results of operation of the Company and its subsidiaries, taken as a whole (a “Material Adverse Effect”).

(e) Each subsidiary of the Company has been duly organized or incorporated, as the case may be, is validly existing as a corporation or other entity under the laws of the jurisdiction of its incorporation or formation, is a corporation or other entity in good standing, where such concept exists, under the laws of the jurisdiction of its organization or incorporation, has all corporate power and authority necessary to own its property and to conduct its business as described in the Time of Sale Prospectus and is duly qualified to transact business and is in good standing in each jurisdiction in which the conduct of its business or its ownership or leasing of property requires such qualification or good standing, except to the extent that the failure to be so qualified or be in good standing would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect; all of the issued shares of capital stock of each subsidiary of the Company have been duly and validly authorized and issued, are fully paid and non-assessable and are owned directly or indirectly by the Company, free and clear of all liens, encumbrances, equities or claims, except (A) as disclosed in the Time of Sale Prospectus and the Prospectus and (B) for directors’ qualifying shares.

(f) This Agreement has been duly authorized, executed and delivered by the Company.

(g) The authorized capital stock of the Company conforms as to legal matters to the description thereof contained in each of the Time of Sale Prospectus and the Prospectus.

(h) The Ordinary Shares have been duly authorized and are validly issued, fully paid and non-assessable and there is no preference in respect of dividend or of amounts payable in the event of any voluntary or involuntary liquidation or dissolution of the Company among the Shares to be sold and other Ordinary Shares.

(i) The execution and delivery by the Company of, the performance by the Company of its obligations under, and the consummation of the transactions contemplated by, this Agreement will not contravene (A) any provision of law applicable to the Company or any of its subsidiaries or (B) the articles of association of the Company or (C) any agreement or other instrument binding upon the Company or any of its subsidiaries or (D) any judgment, order or decree of any governmental body, agency or court having jurisdiction over the Company or any subsidiary, except with respect to (A), (C) and (D) insofar as would not reasonably be expected to have a Material Adverse Effect and (ii) no consent, approval, authorization or order of, or qualification with, any governmental body or agency is required for the performance by the Company of its obligations under this Agreement, except (A) such as have been obtained under the Securities Act and the Exchange Act, for listing on the NASDAQ Global Select Market or otherwise, (B) such as may be required by the securities or Blue Sky laws of the various U.S. states in connection with the offer and sale of the Shares and (C) such consent, approval, authorization or order of, or qualification with, which failure to obtain would not reasonably be expected to have a Material Adverse Effect or a material adverse effect on the public offering of the Shares or the consummation of any other transaction contemplated hereby.

(j) There has not occurred any material adverse change, or any development involving a prospective material adverse change, in the condition, financial or otherwise, or in the earnings, business or operations of the Company and its subsidiaries, taken as a whole, from that set forth in the Time of Sale Prospectus.

(k) There are no legal or governmental proceedings pending or, to the best knowledge of the Company, threatened to which the Company or any of its subsidiaries is a party or to which any of the properties of the Company or any of its subsidiaries is subject, (i) other than proceedings accurately described in all material respects in the Time of Sale Prospectus and proceedings that would not reasonably be expected to have a Material Adverse Effect, or a material adverse effect on the power or ability of the Company to perform its obligations under this Agreement or to consummate the transactions contemplated by the Time of Sale Prospectus or (ii) that are required to be described in the Registration Statement or the Prospectus and are not so described.

(l) The Company is not, and after giving effect to the offering and sale of the Shares and the application of the proceeds thereof as described in the Prospectus will not be, required to register as an “investment company” as such term is defined in the Investment Company Act of 1940, as amended.

(m) The Company and its subsidiaries (i) are in compliance with any and all applicable laws and regulations relating to the protection of human health and safety, the environment or hazardous or toxic substances or wastes, pollutants or contaminants (“Environmental Laws”), (ii) have received all permits, licenses or other approvals required of them under applicable Environmental Laws to conduct their respective businesses and (iii) are in compliance with all terms and conditions of any such permit, license or approval, except where such noncompliance with Environmental Laws, failure to receive required permits, licenses or other approvals or failure to comply with the terms and conditions of such permits, licenses or approvals would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(n) Except as disclosed in the Time of Sale Prospectus, there are no costs or liabilities associated with Environmental Laws (including, without limitation, any capital or operating expenditures required for clean-up, closure of properties or compliance with Environmental Laws or any permit, license or approval, any related constraints on operating activities and any potential liabilities to third parties) which would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(o) Except as disclosed in the Time of Sale Prospectus, there are no contracts, agreements or understandings between the Company and any person granting such person the right to require the Company to file a registration statement under the Securities Act with respect to any securities of the Company, or to require the Company to include such securities with the Shares registered pursuant to the Registration Statement.

(p) Neither the Company nor any of its subsidiaries or controlled affiliates, nor any director or executive officer, nor, to the Company’s knowledge, any other officer, employee, agent or representative of the Company or of any of its subsidiaries or controlled affiliates, has taken or will take any action in furtherance of an offer, payment, promise to pay, or authorization or approval of the payment or giving of money, property, gifts or anything else of value, directly or indirectly, to any “government official” (including any officer or employee of a government or government-owned or controlled entity or of a public international organization, or any person acting in an official capacity for or on behalf of any of the foregoing, or any political party or party official or candidate for political office) to influence official action or secure an improper advantage; and the Company and its subsidiaries and controlled affiliates have conducted their businesses in compliance with applicable anti-corruption laws and have instituted and maintain and will continue to maintain policies and procedures designed to promote and achieve compliance with such laws and with the representation and warranty contained herein.

(q) The operations of the Company and its subsidiaries are and have been conducted at all times in material compliance with all applicable financial recordkeeping and reporting requirements, including those of the Bank Secrecy Act, as amended by Title III of the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (USA PATRIOT Act), and the applicable anti-money laundering statutes of jurisdictions where the Company and its subsidiaries conduct business, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any governmental agency (collectively, the “Anti-Money Laundering Laws”), and no action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving the Company or any of its subsidiaries with respect to the Anti-Money Laundering Laws is pending or, to the best knowledge of the Company, threatened.

(r) (i) Neither the Company, nor any of the Company’s subsidiaries (collectively, the “Entity”), directors or executive officers or, to the knowledge of the Entity, any other officer, employee, agent, controlled affiliate or representative of the Entity, is an individual or entity (“Person”) that is, or is owned or controlled by a Person that is:

(A) the subject of any sanctions administered or enforced by the U.S. Department of Treasury’s Office of Foreign Assets Control (“OFAC”), the United Nations Security Council (“UNSC”), the European Union (“EU”), Her Majesty’s Treasury (“HMT”), or other relevant sanctions authority (collectively, “Sanctions”), nor

(B) located, organized or resident in a country or territory that is the subject of Sanctions (including, without limitation, Burma/Myanmar, Cuba, Iran, Libya, North Korea, Sudan and Syria).

(ii) The Entity represents and covenants that it will not, directly or indirectly, use the proceeds of the offering, or lend, contribute or otherwise make available such proceeds to any subsidiary, joint venture partner or other Person to fund or facilitate any activities or business of or with any Person or in any country or territory that, at the time of such funding or facilitation, is the subject of Sanctions.

(iii) The Entity represents and covenants that, for the past three years, it has not knowingly engaged in, is not now knowingly engaged in, and will not engage in, any dealings or transactions with any Person, or in any country or territory, that at the time of the dealing or transaction is or was the subject of Sanctions.

(s) Subsequent to the respective dates as of which information is given in each of the Registration Statement, the Time of Sale Prospectus and the Prospectus, (i) the Company and its subsidiaries have not incurred any material liability or obligation, direct or contingent, nor entered into any material transaction; (ii) the Company has not purchased any of its outstanding capital stock, nor declared, paid or otherwise made any dividend or distribution of any kind on its capital stock; and (iii) there has not been any material change in the capital stock, short-term debt or long-term debt of the Company and its subsidiaries, taken as a whole, except in each case as described in each of the Registration Statement, the Time of Sale Prospectus and the Prospectus,

respectively. Neither the Company nor any of its subsidiaries have sustained, since December 31, 2011, any loss or interference with its business from fire, explosion, flood or other calamity, regardless of whether or not covered by insurance, or from any court or governmental action, order or decree, other than any such loss or interference that, individually or in the aggregate, has not had or would not reasonably be expected to have a Material Adverse Effect.

(t) The Company and its subsidiaries have good and marketable title to all real property and good and marketable title to all personal property owned by them, which is material to the business of the Company and its subsidiaries, taken as a whole, in each case free and clear of all liens, encumbrances and defects, except such as are described in the Time of Sale Prospectus, such as do not materially affect the value of such property and do not interfere with the use made and proposed to be made of such property by the Company and its subsidiaries or such as would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect; and any real property and buildings held under lease by the Company and its subsidiaries, which is material to the business of the Company and its subsidiaries, taken as a whole, are held by them under valid, subsisting and enforceable leases, with such exceptions as are described in the Time of Sale Prospectus, as are not material and do not interfere with the use made and proposed to be made of such property and buildings by the Company and its subsidiaries or as would not reasonably be expected to have a Material Adverse Effect.

(u) The Company or its subsidiaries own or possess, or can acquire on reasonable terms, all material patents, patent rights, licenses, inventions, copyrights, know-how (including trade secrets and other unpatented and/or unpatentable proprietary or confidential information, systems or procedures), trademarks, service marks and trade names currently employed by them in connection with the business now operated by them, except as would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect, and neither the Company nor any of its subsidiaries has received any notice of infringement of or conflict with asserted rights of others with respect to any of the foregoing which, individually or in the aggregate, if the subject of an unfavorable decision, ruling or finding, would reasonably be expected to have a Material Adverse Effect.

(v) No material labor dispute with the employees of the Company or any of its subsidiaries exists, except as described in the Time of Sale Prospectus, or, to the knowledge of the Company, is imminent; and the Company is not aware of any existing, threatened or imminent labor disturbance by the employees of any of its principal suppliers, manufacturers or contractors that would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(w) The Company and each of its subsidiaries, and their respective owned and leased properties, are insured by insurers of recognized financial responsibility against such losses and risks and in such amounts as are customary in the businesses in which they are engaged, except where the Company has elected to be self-insured; and neither the Company nor any of its subsidiaries has any reason to believe that it will not be able to renew its existing insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to continue its business at a cost that would not reasonably be expected to have a Material Adverse Effect.

(x) The Company and its subsidiaries possess all certificates, authorizations, approvals, licenses, concessions and permits issued by the appropriate governmental, regulatory and other authorities necessary to conduct their respective businesses, and neither the Company nor any of its subsidiaries has received any notice of proceedings relating to the revocation or modification of any such certificate, authorization or permit which, singly or in the aggregate, if the subject of an unfavorable decision, ruling or finding, would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(y) The Company and its subsidiaries maintain a system of internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management’s general or specific authorizations; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with generally accepted accounting principles in the United States (“U.S. GAAP”) and to maintain asset accountability; (iii) access to assets is permitted only in accordance with management’s general or specific authorization; (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences and (v) the interactive data in eXtensible Business Reporting Language included or incorporated by reference in the Registration Statement is accurate. Since the end of the Company’s most recent audited fiscal year, (1) the Company is not aware of any material weakness in its internal control over financial reporting (whether or not remediated) and (2) there has been no change in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

(z) The interactive data in eXtensbile Business Reporting Language included or incorporated by reference in the Registration Statement fairly presents the information called for in all material respects and has been prepared in accordance with the Commission’s rules and guidelines applicable thereto.

(aa) The Company and its subsidiaries maintain “disclosure controls and procedures” (as such term is defined in Rule 13a-15(e) under the Exchange Act); such disclosure controls and procedures were effective as of December 31, 2012 and there have been no changes in such disclosure controls and procedures since December 31, 2012.

(bb) The information contained in the Time of Sale Prospectus and the Prospectus (as amended or supplemented, if applicable) in respect of

(1) “comparable revenue growth”, “consolidation changes”, “currency effects”, and “other incidental items”, (collectively, the “Specific Information”) and (2) “PPA effects” and interim financial information included or incorporated by reference therein (the “Interim Information”) (i) is true and accurate in all material respects, and presents fairly in all material respects the relevant information as of the dates shown and for the periods shown, (ii) all such information has been derived and/or correctly extracted from the accounting and operational systems and records of the Company and its subsidiaries, without material adjustment, and (iii) all such information has been compiled and prepared under the supervision of the Chief Financial Officer of the Company on a consistent basis in conformity with (A) in the case of the Specific Information, the Company’s policies and procedures for calculating the comparable revenue growth, consolidation changes, currency effects and other incidental items, as applicable, or (B) in the case of PPA effects and the Interim Information, in accordance with U.S. GAAP, which have been consistently applied.

(cc) Except as described in the Time of Sale Prospectus, the Company has not sold, issued or distributed any Ordinary Shares during the six-month period preceding the date hereof, including any sales pursuant to Rule 144A under, or Regulation D or S of, the Securities Act, other than shares issued pursuant to employee benefit plans, qualified stock option plans or other employee compensation plans or pursuant to outstanding options, rights or warrants.

(dd) The Company and each of its subsidiaries have filed all U.S. federal, state, local and non-U.S. tax returns required to be filed through the date of this Agreement or have requested extensions thereof (except where the failure to file would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect) and have paid all taxes required to be paid (except for cases in which the failure to file or pay would not reasonably be expected to have a Material Adverse Effect, or, except as currently being contested in good faith and for which reserves required by U.S. GAAP have been created in the financial statements of the Company), and no tax deficiency has been determined adversely to the Company or any of its subsidiaries which has had (nor does the Company nor any of its subsidiaries have any notice or knowledge of any tax deficiency which could reasonably be expected to be determined adversely to the Company or its subsidiaries and which could reasonably be expected to have) a Material Adverse Effect.

(ee) The Company is a resident of The Netherlands for tax purposes, including for purposes of tax treaties concluded by The Netherlands, and its place of effective management is situated in The Netherlands.

(ff) Except as described in the Time of Sale Prospectus, there are no contracts, agreements or understandings between the Company or any of its subsidiaries and any person that would give rise to a valid claim against the Company or any of its subsidiaries or the Underwriters for a brokerage commission, finder’s fee or other like payment in connection with this offering.

(gg) In connection with the transactions contemplated by this Agreement, neither the Company nor any of its subsidiaries has taken or will take within a period of 30 days from the completion of the distribution of the Shares by the Underwriters as notified to the Company by you, any action for the purpose of stabilizing or manipulating the price of the Shares.

(hh) The Company has the power to submit, and pursuant to Section 14 of this Agreement has, to the extent permitted by law, legally, validly, effectively and irrevocably submitted, to the jurisdiction of any New York State or United States Federal court sitting in The City of New York, and has the power to designate, appoint and empower, and pursuant to Section 14 of this Agreement, has legally, validly and effectively designated, appointed and empowered an agent for service of process in any suit or proceeding based on or arising under this Agreement in any New York State or United States Federal court sitting in The City of New York.

(ii) Each of the consolidated financial statements of the Company included or incorporated by reference in the Registration Statement and Time of Sale Prospectus (as amended or supplemented, if applicable) present fairly, in all material respects, the combined financial position of the Company and its consolidated subsidiaries as at the dates indicated, and the condition, results of operations and cash flows of the Company and its consolidated subsidiaries as of the dates and for the periods specified; such financial statements have been prepared in conformity with U.S. GAAP applied on a consistent basis during the periods involved (except as otherwise noted therein); the other financial data set forth in the Time of Sale Prospectus are accurately presented and prepared, where applicable, on a basis consistent with the financial statements and books and records of the Company and its subsidiaries.

(jj) Any statistical and market-related data contained in the Time of Sale Prospectus are based on or derived from sources that the Company believes to be reasonably reliable and accurate, and the Company has obtained the written consent to the use of such data from such sources to the extent required.

(kk) Except for any net income or franchise taxes imposed on the Underwriters by the Netherlands or the United States or any political subdivision or taxing authority thereof or therein as a result of any present or former connection between the Underwriters and the jurisdiction imposing such tax, no value added tax will be due and no stamp or other issuance or transfer taxes or duties and no capital gains, income, withholding or other taxes are payable by or on behalf of the Underwriters to The Netherlands or the United States or any political subdivision or taxing authority thereof or therein, in connection with (i) the sale of the Shares to the Underwriters in the manner contemplated herein; or (ii) the resale and delivery of such Shares by the Underwriters in the manner contemplated in the Time of Sale Prospectus or (iii) execution of transaction documents.

(ll) Under the current laws and regulations of The Netherlands all dividends and other distributions declared and payable on Ordinary Shares in cash may be freely transferred out of The Netherlands (subject to the obligations contained in Regulation (EC) No 1889/2005 of the European Parliament and of the Council of October 26, 2005) and may be paid in, or freely converted into, United States dollars, in each case without there being required any consent, approval, authorization or order of, or qualification with, any court or governmental agency or body in The Netherlands; and except as disclosed in the Time of Sale Prospectus, all such dividends and other distributions will not be subject to withholding, value added or other taxes under the laws and regulations of The Netherlands.

(mm) The Company and each of its Designated Subsidiaries is not in violation of its articles of association, certificates of incorporation, by-laws or other organizational documents. The Company and each of its Designated Subsidiaries is not (i) in default, and no event exists that, with notice or lapse of time or both, would constitute such a default, in the performance or observance by the Company or any of its subsidiaries of any obligation, agreement, covenant or condition contained in any indenture, mortgage, loan agreement or other agreement or instrument to which it is a party or by which it is bound or to which its property or assets are subject; or (ii) in violation of any applicable law, statute, rule or regulation or any judgment or order of any court or arbitrator or governmental or regulatory authority, except for any such default or violation that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. “Designated Subsidiary” means each subsidiary of the Company that is a “significant subsidiary” within the meaning of Rule 1-02 of Regulation S-X or is a restricted subsidiary under the indentures governing the terms of the outstanding debt of the Company and its subsidiaries including the (A) euro-denominated floating rate senior secured notes due October 15, 2013, (B) U.S. dollar-denominated floating rate senior secured notes due October 15, 2013, (C) U.S. dollar-denominated floating rate senior secured notes due November 15, 2016, and (D) U.S. dollar-denominated 9 3/4% senior secured notes due August 1, 2018 of NXP B.V.

(nn) The Company is a “foreign private issuer,” as defined in Rule 405 of the Securities Act.

(oo) Based on the composition of its income and valuation of its assets, including goodwill, the Company does not believe that it was a passive foreign investment company (“PFIC”) within the meaning of Section 1297 of the United States Internal Revenue Code of 1986, as amended, for the taxable year ending on December 31, 2012 and does not expect to become a PFIC for the current taxable year or in the future.

(pp) KPMG Accountants N.V., which has audited the Company’s consolidated financial statements as of and for the years ended December 31, 2011, 2010 and 2009, respectively, included or incorporated by reference in the Registration Statement and the Time of Sale Prospectus and who

will deliver the letters referred to in Section 6(m), is an independent registered public accounting firm with respect to the Company and its subsidiaries within the meaning of the Securities Act and the applicable rules and regulations thereunder.

2. Representations and Warranties of the Selling Shareholders. Each Selling Shareholder severally represents and warrants to and agrees with each of the Underwriters that:

(a) It has the power, capacity and authority to enter into and execute this Agreement and, on the Closing Date, it will have the power, capacity and authority to enter into and execute each applicable Deed of Transfer (as defined below) of such Selling Shareholder and, if applicable, such Selling Shareholder’s Power of Attorney (as defined below).

(b) This Agreement has been duly authorized, executed and delivered by or on behalf of such Selling Shareholder.

(c) (i) The execution and delivery by such Selling Shareholder of, and the performance by such Selling Shareholder of its obligations under, this Agreement, each of such Selling Shareholder’s deeds of transfer, to be dated the Closing Date, pursuant to which the Shares to be sold by such Selling Shareholder will be transferred by such Selling Shareholder to or as directed by the Underwriters in accordance with this Agreement (all such deeds of transfer to be executed and delivered by the Selling Shareholders, the “Deeds of Transfer”), and the power of attorney appointing certain individuals as such Selling Shareholder’s attorneys-in-fact to the extent set forth therein, relating to the transactions contemplated hereby and by the Registration Statement (all such powers of attorney to be executed and delivered by the Selling Shareholders, the “Powers of Attorney”) will not contravene (A) any provision of applicable law or (B) the certificate of incorporation, memorandum or articles of association or by-laws or other constituent documents of such Selling Shareholder if such Selling Shareholder is not a natural person, (C) any agreement or other instrument binding upon such Selling Shareholder or (D) any judgment, order or decree of any governmental body, agency or court having jurisdiction over such Selling Shareholder or any of its subsidiaries, except with respect to (A), (C) and (D) insofar as would not reasonably be expected to have a Material Adverse Effect or reasonably be expected to have a material adverse effect on the public offering of the Shares or the consummation of any other transaction contemplated thereby and (ii) no consent, approval, authorization or order of, or qualification with, any governmental body or agency is required for the performance by such Selling Shareholder of its obligations under this Agreement, each of such Selling Shareholder’s Deeds of Transfer or, if applicable, such Selling Shareholder’s Power of Attorney, except (A) such as have been obtained under the Securities Act or the Exchange Act, (B) such as may be required by the securities or Blue Sky laws of the various U.S. states in connection with the offer and sale of the Shares, and (C) such consent, approval, authorization or order of, or qualification with, which failure to obtain would not reasonably be expected to have a Material

Adverse Effect or a material adverse effect on the public offering of the Shares or the consummation of any other transaction contemplated thereby.

(d) Such Selling Shareholder has, and on the Closing Date will have, valid title to the Shares to be sold by such Selling Shareholder on such Closing Date, free and clear of all security interests, claims, liens, equities or other encumbrances and the legal right and power, and all authorizations and approvals required by law, to enter into this Agreement, each applicable Deed of Transfer of such Selling Shareholder and, if applicable, such Selling Shareholder’s Power of Attorney and to sell, transfer and deliver the Shares to be sold by such Selling Shareholder on such Closing Date or a security entitlement in respect of such Shares. Such Selling Shareholder, at each of the time of signing and consummation of each applicable Deed of Transfer of such Selling Shareholder, will have the power (beschikkingsbevoegd) to sell and deliver such Selling Shareholder’s Shares to be sold pursuant to such Deed of Transfer, as directed by the Underwriters, to Cede & Co. (“Cede”) or such other nominee as may be designated by the Depository Trust Company (“DTC”), and such Selling Shareholder’s Shares will be, at each such time, free and clear of rights of pledge, usufruct and other encumbrances.

(e) Such Selling Shareholder’s Power of Attorney, if applicable, has been duly authorized, executed and delivered by such Selling Shareholder and is a valid and binding instrument of such Selling Shareholder. Each applicable Deed of Transfer of such Selling Shareholder, at the Closing Date, will have been duly authorized, executed and delivered by such Selling Shareholder and will be a valid and binding agreement of such Selling Shareholder.

(f) Upon payment for the Shares to be sold by such Selling Shareholder pursuant to this Agreement, delivery of such Shares, as directed by the Underwriters, to Cede or such other nominee as may be designated by the DTC, registration of such Shares in the name of Cede or such other nominee and the crediting of such Shares on the books of DTC to securities accounts of the Underwriters (assuming that neither DTC nor any such Underwriter has notice of any adverse claim (within the meaning of Section 8-105 of the New York Uniform Commercial Code (the “UCC”)) to such Shares), (A) DTC shall be a “protected purchaser” of such Shares within the meaning of Section 8-303 of the UCC, (B) under Section 8-501 of the UCC, the Underwriters will acquire a valid security entitlement in respect of such Shares and (C) no action based on any “adverse claim”, within the meaning of Section 8-102 of the UCC, to such Shares may be meritoriously asserted against the Underwriters with respect to such security entitlement; provided that, for purposes of this representation, such Selling Shareholder may assume that when such payment, delivery and crediting occur, (a) such Shares will have been registered in the name of Cede or another nominee designated by DTC, in each case on the Company’s share registry in accordance with its certificate of incorporation, bylaws, other organizational documents and applicable law, (b) DTC will be registered as a “clearing corporation” within the meaning of Section 8-102 of the UCC, (c) appropriate entries to the accounts of the several Underwriters on the records of DTC will have been made pursuant to the UCC and (d) the law of the State of New York is the securities intermediary’s jurisdiction for purposes of Article 8 of the UCC; provided further that this representation is subject to the following qualifications: (i) to the extent DTC, or any other securities intermediary which acts as “clearing corporation” with respect to the Shares, maintains any “financial asset” (as defined in Section 8-102(a)(9) of the UCC) in a clearing corporation pursuant to Section 8-111 of the UCC, the rules of such clearing corporation may affect the rights of DTC or other securities intermediaries and the ownership interests of the Underwriters, (ii) claims of creditors of DTC or any other securities intermediary or clearing corporation may be given priority to the extent set forth in Section 8-511(b) and 8-511(c) of the UCC and (iii) if at any time DTC or any other securities intermediary does not have sufficient Shares to satisfy claims of all of its entitlement holders with respect thereto then all holders will share pro rata in the Shares then held by DTC or such securities intermediary.

(g) (i) Each part of the Registration Statement, when such part became effective, did not contain, and each such part, as amended or supplemented, if applicable, did not or will not contain, on the date of any such amendment or supplement, any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading, (ii) the Registration Statement as of the date hereof does not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading, (iii) the Registration Statement and each part thereof, as of the date it became effective and as of the date hereof, did and, as amended or supplemented, if applicable, will comply in all material respects with the Securities Act and the applicable rules and regulations of the Commission thereunder, (iv) the Prospectus (as amended or supplemented, if applicable) and each preliminary prospectus filed as part of the Registration Statement as originally filed or as part of any amendment thereto, or filed pursuant to Rule 424 under the Securities Act, when filed, on the date hereof and at the Applicable Time complied, and on the Closing Date will, comply in all material respects with the Securities Act and the applicable rules and regulations of the Commission thereunder , (v) the Time of Sale Prospectus does not, and at the Applicable Time and on the Closing Date, the Time of Sale Prospectus, as then amended or supplemented by the Company, if applicable, will not, contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, (vi) each broadly available road show, if any, when considered together with the Time of Sale Prospectus, does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading and (vii) the Prospectus (as amended or supplemented, if applicable), on the date of any filing with the Commission, on the date hereof, at the Applicable Time and on the Closing Date, did or does not and will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, provided that the representations and warranties set forth in this paragraph (g) are limited to statements or omissions based upon or in conformity with information relating to such Selling Shareholder furnished in writing by or on behalf of such Selling Shareholder specifically for inclusion in the documents referred to above in this paragraph (g), it being understood that in each case such information consists solely of (i) the name of such Selling Shareholder and (ii) the number of Shares owned and proposed to be sold by such Selling Shareholder (the names of all Selling Shareholders and all of the amounts of Shares owned and proposed to be sold by the Selling Shareholders, collectively, the “Selling Shareholder Information”).

(h) Such Selling Shareholder has not taken and will not take, directly or indirectly, any action that is designed to or that has constituted or that could reasonably be expected to cause or result in the stabilization or manipulation of the price of any security of the Company to facilitate the sale or resale of the Shares.

3. Agreements to Sell and Purchase. Each Selling Shareholder, severally and not jointly, hereby agrees to sell to the several Underwriters, and each Underwriter, upon the basis of the representations and warranties herein contained, but subject to the conditions hereinafter stated, agrees, severally and not jointly, to purchase from such Selling Shareholder at $30.10 per share (the “Purchase Price”) the number of Shares that bears the same proportion to the number of Shares to be sold by such Selling Shareholder as the number of Shares set forth in Schedule II hereto opposite the name of such Underwriter bears to the total number of Shares.

The Company and each Selling Shareholder hereby agrees that, without the prior written consent of the Underwriters, it will not, during the period ending 30 days after the date of the Prospectus (the “Restricted Period”), (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any Ordinary Shares beneficially owned (as such term is used in Rule 13d-3 of the Exchange Act) or any other securities so owned convertible into, exercisable or exchangeable for or representing Ordinary Shares or (2) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Ordinary Shares, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of Ordinary Shares or such other securities, in cash or otherwise or (3) file any registration statement with the Commission relating to the offering of any shares of Ordinary Shares or any securities convertible into, exercisable or exchangeable for or representing Ordinary Shares (other than a registration statement on Form S-8 or similar registration statement relating to securities to be offered in accordance with the terms of equity compensation plans in existence on the date hereof and described in the Time of Sale Prospectus).

The restrictions contained in the preceding paragraph shall not apply to (a) the Shares to be sold hereunder, (b) the issuance by the Company of Ordinary Shares upon the exercise of an option or warrant or the conversion of a security outstanding on the date hereof which option, warrant or security is disclosed in the Time of Sale Prospectus or of which option, warrant or security the Underwriters have been advised in writing, (c) the issuance by the Company of options or other stock-based compensation pursuant to equity compensation plans in existence on the date hereof and described in the Time of Sale Prospectus, provided that any recipients thereof enter into lock-up agreements with the Underwriters in the form of Exhibit 1 hereto with respect to the remaining Restricted Period unless, in the case of the issuance of options, such options do not become exercisable during the remaining Restricted Period, or (d) the issuance by the Company of up to an aggregate of five percent of the Ordinary Shares (as adjusted for stock splits, stock dividends and other similar events after the date hereof) as consideration for bona fide acquisitions, provided that any recipients thereof enter into lock-up agreements with the Underwriters in the form of Exhibit 1 hereto with respect to the remaining Restricted Period, (e) transactions relating to Ordinary Shares or other securities acquired by any Selling Shareholder in open market transactions after the completion of the offering of the Shares, (f) transfers of Ordinary Shares or any security convertible into Ordinary Shares as a bona fide gift by any Selling Shareholder, (g) distributions or other transfers of Ordinary Shares or any security convertible into Ordinary Shares to partners, members, interest holders or stockholders of any Selling Shareholder or of any of such Selling Shareholder’s affiliates (as such term is defined in Rule 405 of the Securities Act) or to any investment funds, pension funds, mutual funds or similar entities controlled, managed, advised by or affiliated with such Selling Shareholder, provided that (x) in the case of any transfer or distribution pursuant to clause (f) or (g), each donee, distributee or transferee, as the case may be, shall sign and deliver to the Underwriters a lock-up letter in the form of Exhibit 1 and (y) in the case of any transfer or distribution pursuant to clause (e), (f) or (g), no filing under the Exchange Act reporting a reduction in beneficial ownership of Ordinary Shares shall be required or shall be voluntarily made in respect of the transfer or distribution during the Restricted Period, (h) the sale of any Ordinary Shares by a Selling Shareholder or any security convertible into Ordinary Shares in connection with a “cashless exercise” of options or warrants, (i) the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act for the transfer of Ordinary Shares, provided that such plan does not provide for the transfer of Ordinary Shares during the Restricted Period, and to the extent a public announcement or filing under the Exchange Act, if any, is required of or voluntarily made by or on behalf of the Selling Shareholder or the Company regarding the establishment of such plan, such announcement or filing shall include a statement to the effect that no transfer of Ordinary Shares may be made under such plan during the Restricted Period, and (j) the tender by a Selling Shareholder of any Ordinary Shares in a public offer for all of the Ordinary Shares. Each Selling Shareholder agrees that, without the prior written consent of the Underwriters, it will not, during the Restricted Period, make any demand for or exercise any right with respect to, the registration of any Ordinary Shares or any security convertible into, exercisable or exchangeable for or representing Ordinary Shares. Each Selling Shareholder agrees and consents to the entry of stop transfer instructions with the Company and the Company’s transfer agent and registrar, as applicable, against the transfer of such Selling Shareholder’s Ordinary Shares except in compliance with the restrictions in this Section 3.

Notwithstanding anything in this Section 3, to the extent KKR Capital Markets LLC or its affiliates are deemed to be an affiliate of any Selling Shareholder or in privity with any Selling Shareholder or any affiliate of any Selling Shareholder, KKR Capital Markets LLC and its affiliates may engage in investment advisory, investment company, financial advisory, financing, asset management and other similar activities conducted in the ordinary course of its and its affiliates’ business; provided that this sentence shall have no application with respect to Ordinary Shares or securities convertible into, exercisable or exchangeable for or representing Ordinary Shares held or beneficially owned by KKR NXP Investor S.a r.l., KKR NXP (2006) Limited, KKR NXP (European II) Limited, KKR NXP (Millennium) Limited, KKR Associates Europe II Limited Partnership (the “KKR Entities”) at the time of the completion of the public offering of the Shares contemplated hereby, whether or not such Ordinary Shares or securities convertible into, exercisable or exchangeable for or representing Ordinary Shares are held by the KKR Entities or are transferred, sold or otherwise not beneficially owned by the KKR Entities.

4. Terms of Public Offering. The Selling Shareholders are advised by you that the Underwriters propose to make a public offering of their respective portions of the Shares as soon after the Registration Statement and this Agreement have become effective as in your judgment is advisable. The Selling Shareholders are further advised by you that the Shares are to be offered to the public upon the terms set forth in the Prospectus.

5. Payment and Delivery. Payment for the Shares to be sold by each Selling Shareholder shall be made to such Selling Shareholders in immediately available funds in New York City against delivery of such Shares for the respective accounts of the several Underwriters at 10:00 a.m., New York City time, on February 7, 2013, or at such other time on the same or such other date, not later than February 14, 2013, as shall be designated in writing by you. The time and date of such payment are hereinafter referred to as the “Closing Date,” which date may be postponed by agreement among the Underwriters, the Company and the Selling Shareholders or as provided in Section 13 hereof.

The Shares shall be registered in such names and in such denominations as you shall request in writing not later than one full business day prior to the Closing Date. The Shares shall be delivered to you on the Closing Date for the respective accounts of the several Underwriters against payment by the

Underwriters of the respective aggregate purchase prices of the Shares being sold by the Selling Shareholders to or upon the order of such Selling Shareholders by wire transfer payable in same-day funds to the accounts specified by the Selling Shareholders. Delivery of the Shares shall be made in book-entry form through the facilities of DTC. The Purchase Price payable by the Underwriters shall be reduced by (i) any transfer taxes paid by, or on behalf of, the Underwriters in connection with the transfer of the Shares to the Underwriters duly paid and (ii) any withholding required by law.

6. Conditions to the Underwriters’ Obligations. The obligations of the Selling Shareholders to sell the Shares to the Underwriters and the several obligations of the Underwriters to purchase and pay for the Shares on the Closing Date are subject to the condition that the Registration Statement shall have become effective not later than 5:00 p.m. (New York City time) on the date hereof.

The several obligations of the Underwriters are subject to the following further conditions:

(a) Subsequent to the execution and delivery of this Agreement and prior to the Closing Date:

(i) there shall not have occurred any downgrading, nor shall any notice have been given of any intended or potential downgrading or of any review for a possible change that does not indicate the direction of the possible change, in the rating accorded the Company or any of its subsidiaries or any of their respective securities or indebtedness by any “nationally recognized statistical rating organization,” as such term is defined in Section 3(a)(62) of the Exchange Act; and

(ii) there shall not have occurred any change, or any development involving a prospective change, in the condition, financial or otherwise, or in the earnings, business or operations of the Company and its subsidiaries, taken as a whole, from that set forth in the Time of Sale Prospectus as of the date of this Agreement that, in your judgment, is material and adverse and that makes it, in your judgment, impracticable to market the Shares on the terms and in the manner contemplated in the Time of Sale Prospectus.

(b) The Underwriters shall have received on the Closing Date a certificate, dated the Closing Date and signed by an executive officer of the Company, to the effect set forth in Section 6(a)(i) above and to the effect that the representations and warranties of the Company contained in this Agreement that are not qualified by materiality are true and correct in all material respects as of the Closing Date and the representations and warranties of the Company contained in this Agreement that are qualified by materiality are true and correct as of the Closing Date and that the Company has complied with all of the agreements and satisfied all of the conditions on its part to be performed or satisfied hereunder on or before the Closing Date. The officer signing and delivering such certificate may do so having made due enquiry and without personal liability to the Underwriters as a result thereof and may rely upon the best of his or her knowledge as to proceedings threatened.

(c) The Underwriters shall have received on the Closing Date a certificate from each Selling Shareholder, dated the Closing Date and signed by an executive officer of such Selling Shareholder, to the effect that the representations and warranties of such Selling Shareholder contained in this Agreement that are not qualified by materiality are true and correct in all material respects as of the Closing Date and that the representations and warranties of such Selling Shareholders that are qualified by materiality are true and correct as of the Closing Date, and that such Selling Shareholder has complied with all of the agreements and satisfied all of the conditions on its part to be performed or satisfied hereunder on or before the Closing Date. The officer signing and delivering such certificate may do so having made due enquiry and without personal liability to the Underwriters as a result thereof.

(d) The Underwriters shall have received on the Closing Date an opinion of De Brauw Blackstone Westbroek N.V., special Dutch counsel for the Company, dated the Closing Date, in a form reasonably acceptable to the Underwriters.

(e) The Underwriters shall have received on the Closing Date an opinion and negative assurance letter of Simpson Thacher & Bartlett LLP, special U.S. counsel for the Company, dated the Closing Date, in a form reasonably acceptable to the Underwriters.

(f) The Underwriters shall have received on the Closing Date an opinion of Mr. Guido Dierick, Executive Vice President and General Counsel of the Company, dated the Closing Date, in a form reasonably acceptable to the Underwriters.

(g) The Underwriters shall have received on the Closing Date an opinion of Clifford Chance LLP, special Dutch counsel for the Selling Shareholders, in a form reasonably acceptable to the Underwriters.

(h) The Underwriters shall have received on the Closing Date an opinion of Clifford Chance LLP acting under its trade name Kremer Associes Clifford Chance, special Luxembourg counsel for the Selling Shareholders incorporated in or organized under the laws of Luxembourg, in a form reasonably acceptable to the Underwriters.

(i) The Underwriters shall have received on the Closing Date an opinion of Brodies LLP, special Scottish counsel for the Selling Shareholders incorporated in or organized under the laws of Scotland, in a form reasonably acceptable to the Underwriters.

(j) The Underwriters shall have received on the Closing Date an opinion of Clifford Chance US LLP, special U.S. counsel for the Selling Shareholders, in a form reasonably acceptable to the Underwriters.

(k) The Underwriters shall have received on the Closing Date an opinion of Stibbe N.V., special Dutch counsel for the Underwriters, dated the Closing Date, in a form reasonably acceptable to the Underwriters.

(l) The Underwriters shall have received on the Closing Date an opinion and negative assurance letter of Davis Polk & Wardwell London LLP, special U.S. counsel for the Underwriters, dated the Closing Date, in a form reasonably acceptable to the Underwriters.

(m) The Underwriters shall have received, on each of the date hereof and the Closing Date, letters dated the date hereof or the Closing Date, as the case may be, in form and substance satisfactory to the Underwriters, from KPMG Accountants N.V., independent public accountants, containing statements and information of the type ordinarily included in accountants’ “comfort letters” to underwriters with respect to the financial statements and certain financial information contained in the Registration Statement, the Time of Sale Prospectus and the Prospectus; provided that the letter delivered on the Closing Date shall use a “cut-off date” not earlier than three days prior to the Closing Date.

(n) The Underwriters shall have received a certificate, dated as of the Closing Date, of the Chief Financial Officer of the Company confirming the accuracy of certain financial information contained in the Registration Statement, the Time of Sale Prospectus and the Prospectus, substantially in the form attached hereto as Exhibit 2.

(o) The “lock-up” agreements, each substantially in the form of Exhibit 1 hereto, between you and certain of the shareholders, executive officers and directors of the Company relating to sales and certain other dispositions of Ordinary Shares or certain other securities, delivered to you on or before the date hereof, shall be in full force and effect on the Closing Date.

(p) The Shares to be delivered shall have been approved for listing on the NASDAQ Global Select Market, subject only to official notice of issuance (if applicable).

(q) You and counsel for the Underwriters shall have received such information, certificates, documents and opinions as the Underwriters may reasonably require for the purposes of enabling you to effect the transactions contemplated herein, or in order to evidence the accuracy of any of the representations and warranties, or the satisfaction of any of the conditions or agreements, herein contained.

The opinions referred to in Sections 6(d) to 6(j) above shall be rendered to the Underwriters at the request of the Company or one or more of the Selling Shareholders, as the case may be, and shall so state therein.

7. Covenants of the Company. In further consideration of the agreements of the Underwriters contained in this Agreement, the Company covenants with each Underwriter as follows:

(a) To furnish to you, upon request, without charge, signed copies of the Registration Statement (including exhibits thereto and documents incorporated by reference therein) as you may reasonably request and to furnish to you in New York City, without charge prior to 10:00 a.m. New York City time on the second business day succeeding the date of this Agreement and during the period mentioned in Section 7(e) or 7(f) below, as many copies of the Time of Sale Prospectus, the Prospectus, any documents incorporated therein by reference and any supplements and amendments thereto or to the Registration Statement as you may reasonably request.

(b) (i) Before amending or supplementing the Registration Statement, the Time of Sale Prospectus or the Prospectus, to furnish to you a copy of each such proposed amendment or supplement,(ii) not to file any such proposed amendment or supplement to which you reasonably and promptly object, unless required by law (provided, for the avoidance of doubt, that the Company shall in good faith consider prior to such filing any such reasonable and prompt objections), and (iii) to file with the Commission within the applicable period specified in Rule 424(b) under the Securities Act any prospectus required to be filed pursuant to such Rule.

(c) (i) To furnish to you a copy of each proposed free writing prospectus to be prepared by or on behalf of, used by, or referred to by the Company and (ii) not to use or refer to any proposed free writing prospectus to which you reasonably and promptly object, unless required by law (provided, for the avoidance of doubt, that the Company shall in good faith consider prior to such filing any such reasonable and prompt objections).

(d) Not to take any action that would result in an Underwriter or the Company being required to file with the Commission pursuant to Rule 433(d) under the Securities Act a free writing prospectus prepared by or on behalf of the Underwriter that the Underwriter otherwise would not have been required to file thereunder.

(e) If the Time of Sale Prospectus is being used to solicit offers to buy the Shares at a time when the Prospectus is not yet available to prospective purchasers and (x) any event shall occur or condition exist as a result of which the Time of Sale Prospectus would, when delivered to a prospective purchaser, include an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made or the circumstances then prevailing, not misleading, or if any event shall occur or condition exist as a result of which the Time of Sale Prospectus conflicts with the information contained in the Registration Statement then on file, or if, (y) in the opinion of counsel for the Underwriters it is necessary to amend or supplement the Time of Sale Prospectus to comply with applicable law, the Company will (i) notify promptly, in case of sub-clause (x) above, the Underwriters so that any use of the Time of Sale Prospectus may cease until it is amended or supplemented; (ii) forthwith prepare and file with the Commission, at its own expense, either amendments or supplements to the Time of Sale Prospectus to correct such statement or omission or effect such compliance; and (iii) supply such amendment or supplement, at its own expense, to you and to any dealer in such quantities as you or any dealer may reasonably request.

(f) If, during such period after the first date of the public offering of the Shares as in the opinion of counsel for the Underwriters the Prospectus (or in lieu thereof the notice referred to in Rule 173(a) of the Securities Act) is required by law to be delivered in connection with sales by an Underwriter or dealer (including in circumstances where such requirement may be satisfied pursuant to Rule 172 under the Securities Act), any event shall occur or condition exist as a result of which (x) the Prospectus as then supplemented would include an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made therein, in light of the circumstances when the Prospectus (or in lieu thereof the notice referred to in Rule 173(a) of the Securities Act) is delivered to a purchaser, not misleading, or (y) if, in the opinion of counsel for the Underwriters, it is necessary to amend or supplement the Prospectus to comply with applicable law, the Company will (i) notify promptly, in the case of sub-clause (x), the Underwriters so that any use of the Prospectus (or in lieu thereof the notice referred to in Rule 173(a) of the Securities Act) may cease until it is amended or supplemented; (ii) forthwith prepare and file, with the Commission, in accordance with Section 7(b) and at its own expense, either amendments or supplements to the Prospectus to correct such misstatement or omission or effect such compliance; and (iii) supply such amendment or supplement, at its own expense, to you and to any dealer in such quantities as you or any dealer may reasonably request.

(g) To endeavor to qualify the Shares for offer and sale under the securities or Blue Sky laws of such jurisdictions as you shall reasonably request; provided that in no event shall the Company be obligated to qualify to do business in any jurisdiction where it is not now so qualified or to take any action that would subject it to service of process in suits, other than those arising out of the offering or sale of the Shares, or taxation in any jurisdiction where it is not now so subject.

(h) To make generally available to the Company’s security holders and to you as soon as practicable an earnings statement covering a period of at least twelve months beginning with the first fiscal quarter of the Company occurring after the date of this Agreement which shall satisfy the provisions of

Section 11(a) of the Securities Act and the rules and regulations of the Commission thereunder.

(i) If the third anniversary of the initial effective date of the Registration Statement occurs before all the Shares have been sold by the Underwriters, prior to the third anniversary to file a new shelf registration statement and to take any other action necessary to permit the public offering of the Shares to continue without interruption; references herein to the Registration Statement shall include the new registration statement declared effective by the Commission

(j) If requested by the Underwriters, to prepare a final term sheet relating to the offering of the Shares, containing only information that describes the final terms of the offering in a form consented to by the Underwriters, and to file such final term sheet within the period required by Rule 433(d)(5)(ii) under the Securities Act following the date the final terms have been established for the offering of the Shares.

8. Covenants of the Selling Shareholders. Each Selling Shareholder, severally and not jointly, covenants with each Underwriter that such Selling Shareholder will deliver to each Underwriter (or its agent), prior to or at the Closing Date, a properly completed and executed Internal Revenue Service (“IRS”) Form W-9 or an IRS Form W-8, as appropriate, together with all required attachments to such form.

9. Expenses. Whether or not the transactions contemplated in this Agreement are consummated or this Agreement is terminated, the Company and the Selling Shareholders agree to pay or cause to be paid all expenses incident to the performance of their obligations under this Agreement, including (i) the fees, disbursements and expenses of the Company’s counsel, the Company’s accountants and counsel for the Selling Shareholders in connection with the registration and delivery of the Shares under the Securities Act and all other fees or expenses in connection with the preparation and filing of the Registration Statement, any preliminary prospectus, the Time of Sale Prospectus, the Prospectus, any free writing prospectus used, prepared or referred to by the Company and amendments and supplements to any of the foregoing, including the filing fees payable to the Commission relating to the Shares (within the time required by Rule 456(b)(1), if applicable) all printing costs associated therewith, and the mailing and delivering of copies thereof to the Underwriters and dealers, in the quantities hereinabove specified, (ii) all costs and expenses related to the transfer and delivery of the Shares to the Underwriters, including any transfer or other taxes payable thereon,(iii) the cost of printing or producing any Blue Sky or legal investment memorandum in connection with the offer and sale of the Shares under state securities laws and all expenses in connection with the qualification of the Shares for offer and sale under state securities laws as provided in Section 7(g) hereof, including filing fees and the reasonable and documented fees and disbursements of external counsel for the Underwriters in connection with such qualification and in connection with the Blue Sky or legal investment memorandum, (iv) all filing fees and the reasonable fees and disbursements of counsel to the Underwriters incurred in connection with the review and qualification of the offering of the Shares by FINRA, (v) all costs and expenses incident to listing the Shares on the NASDAQ Global Select Market, (vi) the cost of printing certificates representing the Shares, if any, (vii) the costs and charges of any transfer agent, registrar or depositary, (viii) the costs and expenses of the Company relating to investor presentations on any “road show” undertaken in connection with the marketing of the offering of the Shares, including, without limitation, expenses associated with the preparation or dissemination of any electronic road show, expenses associated with the production of road show slides and graphics, travel and lodging expenses of the representatives and officers of the Company, provided, however, that the Underwriters shall be responsible for 50% of the third party costs of any private aircraft incurred by or on behalf of the Company in connection with such road show, (ix) the document production charges and expenses associated with printing this Agreement and (x) all other costs and expenses incident to the performance of the obligations of the Company hereunder for which provision is not otherwise made in this Section. It is understood, however, that except as provided in this Section, Section 11 and the last paragraph of Section 13 below, the Underwriters will pay all of their costs and expenses, including fees and disbursements of their counsel, stock transfer taxes payable on resale of any of the Shares by them and any advertising expenses connected with any offers they may make.

The provisions of this Section shall not supersede or otherwise affect any agreement that the Company and the Selling Shareholders may otherwise have for the allocation of such expenses among themselves.

10. Covenants of the Underwriters. Each Underwriter hereby severally represents and agrees that it has not and will not use, authorize use of, refer to, or participate in the planning for use of, any written communication that constitutes an offer to sell or the solicitation of an offer to buy the Shares, other than (i) a free writing prospectus that contains no material “issuer information” (as defined in Rule 433(h)(2) under the Securities Act) that was not included (including through incorporation by reference) in the preliminary prospectus, (ii) any free writing prospectus listed on Schedule III, or (iii) any written communication prepared by such Underwriter and approved by the Company in advance in writing.

11. Indemnity and Contribution.

(a) The Company agrees to indemnify and hold harmless each Selling Shareholder, each of such Selling Shareholder’s officers and directors, each Underwriter, each person, if any, who controls any Underwriter or Selling Shareholder within the meaning of either Section 15 of the Securities Act or Section 20 of the Exchange Act, and each affiliate of any Underwriter or Selling Shareholder within the meaning of Rule 405 under the Securities Act from and against any and all losses, claims, damages and liabilities (including, without limitation, any legal or other expenses reasonably incurred in connection with defending or investigating any such action or claim) caused by any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement or any amendment thereof, any preliminary prospectus, the Time of Sale Prospectus or any amendment or supplement thereto, any issuer free writing prospectus as defined in Rule 433(h) under the Securities Act, any Company information that the Company has filed, or is required to file, pursuant to Rule 433(d) under the Securities Act, any “road show” as defined in Rule 433(h) under the Securities Act (a “road show”) or the Prospectus or any amendment or supplement thereto, or caused by any omission or alleged omission to state therein a material fact required to be stated in the Registration Statement or necessary to make the statements in the Registration Statement or any amendment thereof, any preliminary prospectus, the Time of Sale Prospectus or any amendment or supplement thereto, any issuer free writing prospectus as defined in Rule 433(h) under the Securities Act, any Company information that the Company has filed, or is required to file, pursuant to Rule 433(d) under the Securities Act, any road show or the Prospectus or any amendment or supplement thereto, not misleading, except insofar as such losses, claims, damages or liabilities are caused by any such untrue statement or omission or alleged untrue statement or omission based upon information relating to any Underwriter furnished to the Company in writing by such Underwriter expressly for use therein.

(b) Each Selling Shareholder, severally and not jointly, agrees to indemnify and hold harmless the Company, each of its directors, each of its officers who signs the Registration Statement, each Underwriter, each person, if any, who controls any Underwriter within the meaning of either Section 15 of the Securities Act or Section 20 of the Exchange Act and each affiliate of any Underwriter within the meaning of Rule 405 under the Securities Act and each other Selling Shareholder from and against any and all losses, claims, damages and liabilities (including, without limitation, any legal or other expenses reasonably incurred in connection with defending or investigating any such action or claim) caused by any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement or any amendment thereof, any preliminary prospectus, the Time of Sale Prospectus, any issuer free writing prospectus as defined in Rule 433(h) under the Securities Act, any Company information that the Company has filed, or is required to file, pursuant to Rule 433(d) under the Securities Act or the Prospectus or any amendment or supplement thereto, or caused by any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements in the Registration Statement or any amendment thereof, any preliminary prospectus, any issuer free writing prospectus as defined in Rule 433(h) under the Securities Act, any Company information that the Company has filed, or is required to file, pursuant to Rule 433(d) under the Securities Act or the Prospectus or any amendment or supplement thereto, not misleading, in each case to the extent, that such untrue statement or alleged untrue statement or omission or alleged omission was made in the Registration Statement or any amendment thereof, any preliminary prospectus, the Time of Sale Prospectus, any issuer free writing prospectus as defined in Rule 433(h) under the Securities Act, any

Company information that the Company has filed, or is required to file, pursuant to Rule 433(d) under the Securities Act or the Prospectus or any amendment or supplement thereto, based upon Selling Shareholder Information furnished to the Company in writing by or on behalf of such Selling Shareholder specifically for use therein, provided that the liability of each Selling Shareholder under this subsection shall be limited to an amount equal to the aggregate gross proceeds after underwriting commissions and discounts, but before such Selling Shareholder’s expenses, to such Selling Shareholder from the sale of Shares sold by such Selling Shareholder hereunder.

(c) Each Underwriter agrees, severally and not jointly, to indemnify and hold harmless the Company, the Selling Shareholders, the directors of the Company, the officers of the Company who sign the Registration Statement and each person, if any, who controls the Company or any Selling Shareholder within the meaning of either Section 15 of the Securities Act or Section 20 of the Exchange Act from and against any and all losses, claims, damages and liabilities (including, without limitation, any legal or other expenses reasonably incurred in connection with defending or investigating any such action or claim) caused by any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement or any amendment thereof, any preliminary prospectus, the Time of Sale Prospectus or any amendment or supplement thereto, any issuer free writing prospectus as defined in Rule 433(h) under the Securities Act, any Company information that the Company has filed, or is required to file, pursuant to Rule 433(d) under the Securities Act, any road show or the Prospectus (as amended or supplemented if the Company shall have furnished any amendments or supplements thereto), or caused by any omission or alleged omission to state therein a material fact required to be stated in the Registration Statement or necessary to make the statements in the Registration Statement or any amendment thereof, any preliminary prospectus, the Time of Sale Prospectus or any amendment or supplement thereto, any issuer free writing prospectus as defined in Rule 433(h) under the Securities Act, any Company information that the Company has filed, or is required to file, pursuant to Rule 433(d) under the Securities Act, any road show or the Prospectus or any amendment or supplement thereto, not misleading, but only with reference to information relating to such Underwriter furnished to the Company in writing by such Underwriter expressly for use therein.

(d) In case any proceeding (including any governmental investigation) shall be instituted involving any person in respect of which indemnity may be sought pursuant to Section 11(a) to 11(c), such person (the “indemnified party”) shall promptly notify the person against whom such indemnity may be sought (the “indemnifying party”) in writing and the indemnifying party, upon request of the indemnified party, shall retain counsel reasonably satisfactory to the indemnified party to represent the indemnified party and any others the indemnifying party may designate in such proceeding and shall pay the fees and disbursements of such counsel related to such proceeding. In any such proceeding, any indemnified party shall have the right to retain its own counsel, but the fees and expenses of such counsel shall be at the expense of such indemnified party unless (1) the indemnifying party and the indemnified party shall have mutually agreed to the retention of such counsel or (2) the named parties to any such proceeding (including any impleaded parties) include both the indemnifying party and the indemnified party and representation of both parties by the same counsel would be inappropriate due to actual or potential differing interests between them. It is understood that the indemnifying party shall not, in respect of the legal expenses of any indemnified party in connection with any proceeding or related proceedings in the same jurisdiction, be liable for (i) the fees and expenses of more than one separate firm (in addition to any local counsel) for all Underwriters and all persons, if any, who control any Underwriter within the meaning of either Section 15 of the Securities Act or Section 20 of the Exchange Act or who are affiliates of any Underwriter within the meaning of Rule 405 under the Securities Act, (ii) the fees and expenses of more than one separate firm (in addition to any local counsel) for the Company, its directors, its officers who sign the Registration Statement and each person, if any, who controls the Company within the meaning of either such Section, and (iii) the fees and expenses of more than one separate firm (in addition to any local counsel) for all Selling Shareholders, and all persons, if any, who control any Selling Shareholder within the meaning of either such Section. In the case of any such separate firm for the Underwriters and such control persons and affiliates of any Underwriters, such firm shall be designated in writing by the Underwriters. In the case of any such separate firm for the Company, and such directors, officers and control persons of the Company, such firm shall be designated in writing by the Company. In the case of any such separate firm for all Selling Shareholders, Company and such control persons of any Selling Shareholders, such firm shall be designated in writing by the Company. No indemnifying party shall, without the prior written consent of the indemnified party, effect any settlement of any pending or threatened proceeding in respect of which any indemnified party is or could have been a party and indemnity could have been sought hereunder by such indemnified party, unless such settlement (i) includes an unconditional release of such indemnified party from all liability on claims that are the subject matter of such proceeding and (ii) does not include a statement as to, or an admission of, fault, culpability or a failure to act, by or on behalf of any indemnified party.

(e) To the extent the indemnification provided for in Section 11(a) to 11(c) is unavailable to an indemnified party or insufficient in respect of any losses, claims, damages or liabilities referred to therein, then each indemnifying party under such paragraph, in lieu of indemnifying such indemnified party thereunder, shall contribute to the amount paid or payable by such indemnified party as a result of such losses, claims, damages or liabilities (1) in such proportion as is appropriate to reflect the relative benefits received by the indemnifying party or parties on the one hand and the indemnified party or parties on the other hand from the offering of the Shares or (2) if the allocation provided by Section 11(e)(i) above is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in Section 11(e)(i) above but also the relative fault of the indemnifying party or parties on the one hand and of the indemnified party or parties on the other hand in connection with the statements or omissions that resulted in such losses, claims, damages or liabilities, as well as any other relevant equitable considerations. The relative benefits received by the Company and each Selling Shareholder on the one hand and the Underwriters on the other hand in connection with the offering of the Shares shall be deemed to be in the same respective proportions as the net proceeds from the offering of the Shares (before deducting expenses) received by the Company and each Selling Shareholder and the total underwriting discounts and commissions received by the Underwriters, in each case as set forth in the table on the cover of the Prospectus, bear to the aggregate Public Offering Price of the Shares. The relative fault of the Company and each Selling Shareholder on the one hand and the Underwriters on the other hand shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the Company or any Selling Shareholder or by the Underwriters and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission. The Underwriters’ and the Selling Shareholders’ respective obligations to contribute pursuant to this Section 11 are several in proportion to the respective number of Shares they have purchased or sold hereunder, as applicable, and not joint.

(f) The Company, the Selling Shareholders and the Underwriters agree that it would not be just or equitable if contribution pursuant to this Section 11 were determined by pro rata allocation (even if the Underwriters were treated as one entity for such purpose) or by any other method of allocation that does not take account of the equitable considerations referred to in Section 11(e). The amount paid or payable by an indemnified party as a result of the losses, claims, damages and liabilities referred to in Section 11(e) shall be deemed to include, subject to the limitations set forth above, any legal or other expenses reasonably incurred by such indemnified party in connection with investigating or defending any such action or claim. Notwithstanding the provisions of this Section 11, (i) no Underwriter shall be required to contribute any amount in excess of the amount by which the total price at which the Shares underwritten by it and distributed to the public were offered to the public exceeds the amount of any damages that such Underwriter has otherwise been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission and (ii) no Selling Shareholder shall be required to contribute any amount in excess of the amount equal to the aggregate gross proceeds after underwriting commissions and discounts, but before such Selling Shareholder’s expenses, to such Selling Shareholder from the sale of Shares sold by such Selling Shareholder hereunder. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation. The remedies provided for in this Section 11 are not exclusive and shall not limit any rights or remedies which may otherwise be available to any indemnified party at law or in equity.

(g) The indemnity and contribution provisions contained in this Section 11 and the representations, warranties and other statements of the Company and the Selling Shareholders contained in this Agreement shall remain operative and in full force and effect regardless of (i) any termination of this Agreement, (ii) any investigation made by or on behalf of any Underwriter, any person controlling any Underwriter or any affiliate of any Underwriter, any Selling Shareholder or any person controlling any Selling Shareholder, or the Company, its officers or directors or any person controlling the Company and (iii) acceptance of and payment for any of the Shares.

12. Termination. The Underwriters may terminate this Agreement by notice given by you to the Company, if after the execution and delivery of this Agreement and prior to the Closing Date (i) trading in the Ordinary Shares or trading generally shall have been suspended or materially limited on, or by, the NASDAQ Global Select Market, (ii) a material disruption in securities settlement, payment or clearance services in the United States shall have occurred, (iii) any moratorium on commercial banking activities shall have been declared by U.S. Federal or New York State authorities or authorities in The Netherlands or (iv) there shall have occurred any outbreak or escalation of hostilities, or any change in financial markets or currency exchange controls or any calamity or crisis that, in your judgment, is material and adverse and which, individually or together with any other event specified in this clause (v), makes it, in your judgment, impracticable or inadvisable to proceed with the offer, sale or delivery of the Shares on the terms and in the manner contemplated in the Time of Sale Prospectus or the Prospectus.

13. Effectiveness; Defaulting Underwriters. This Agreement shall become effective upon the execution and delivery hereof by the parties hereto.

If, on the Closing Date, any one or more of the Underwriters shall fail or refuse to purchase Shares that it has or they have agreed to purchase hereunder on such date, and the aggregate number of Shares which such defaulting Underwriter or Underwriters agreed but failed or refused to purchase is not more than one-tenth of the aggregate number of the Shares to be purchased on such date, the other Underwriters shall be obligated severally in the proportions that the number of Shares set forth opposite their respective names in Schedule II bears to the aggregate number of Shares set forth opposite the names of all such non-defaulting Underwriters, or in such other proportions as you may specify, to purchase the Shares which such defaulting Underwriter or Underwriters agreed but failed or refused to purchase on such date; provided that in no event shall the number of Shares that any Underwriter has agreed to purchase pursuant to this Agreement be increased pursuant to this Section 13 by an amount in excess of one-ninth of such number of Shares without the written consent of such Underwriter. If, on the Closing Date, any Underwriter or Underwriters shall fail or refuse to purchase Shares and the aggregate number of Shares with respect to which such default occurs is more than one-tenth of the aggregate number of Shares to be purchased on such date, and arrangements satisfactory to you and the

Selling Shareholders for the purchase of such Shares are not made within 36 hours after such default, this Agreement shall terminate without liability on the part of any non-defaulting Underwriter, the Company or the Selling Shareholders. In any such case either you or the relevant Selling Shareholders shall have the right to postpone the Closing Date, but in no event for longer than seven days, in order that the required changes, if any, in the Registration Statement, in the Time of Sale Prospectus, in the Prospectus or in any other documents or arrangements may be effected. Any action taken under this paragraph shall not relieve any defaulting Underwriter from liability in respect of any default of such Underwriter under this Agreement.

If this Agreement shall be terminated by the Underwriters, or any of them, because of any failure or refusal on the part of the Company or any Selling Shareholder to comply with the terms or to fulfill any of the conditions of this Agreement, or if for any reason the Company or any Selling Shareholder shall be unable to perform its obligations under this Agreement, the Company and such Selling Shareholder will reimburse the Underwriters or such Underwriters as have so terminated this Agreement with respect to themselves, severally, for all out-of-pocket expenses (including the fees and disbursements of their counsel) reasonably incurred by such Underwriters in connection with this Agreement or the offering contemplated hereunder.

14. Submission to Jurisdiction; Appointment of Agent for Service. The Company and each Selling Shareholder irrevocably submits to the non-exclusive jurisdiction of any New York State or United States Federal court sitting in The City of New York over any suit, action or proceeding arising out of or relating to this Agreement, the Time of Sale Prospectus, the Prospectus, the Registration Statement or the offering of the Shares. The Company and each Selling Shareholder irrevocably waives, to the fullest extent permitted by law, any objection which they may now or hereafter have to the laying of venue of any such suit, action or proceeding brought in such a court and any claim that any such suit, action or proceeding brought in such a court has been brought in an inconvenient forum. The Company hereby irrevocably appoints James Casey, 411 E. Plumeria Drive, San Jose, CA 95134, United States as its agent for service of process in any suit, action or proceeding described in the preceding paragraph and agrees that service of process in any such suit, action or proceeding may be made upon it at the office of such agent. Each Selling Shareholder hereby irrevocably appoints the persons set forth below such Selling Shareholder’s name in Schedule IV hereto as its agent for service of process in any suit, action or proceeding described in the preceding paragraph and agrees that service of process in any such suit, action or proceeding may be made upon it at the office of such agent. The Company and each Selling Shareholder waives, to the fullest extent permitted by law, any other requirements of or objections to personal jurisdiction with respect thereto. The Company and each Selling Shareholder represents and warrants that such agent has agreed to act as its agent for service of process, and the Company and each Selling Shareholder agrees to take any and all action, including the filing of any and all documents and instruments, that may be necessary to continue such appointment in full force and effect. Notwithstanding the foregoing, any action based on this Agreement may be instituted by the Underwriters in any competent court in The Netherlands.

15. Waiver of Immunity. To the extent that any the Company or any Selling Shareholder may be entitled in any jurisdiction in which judicial proceedings may at any time be commenced hereunder, to claim for itself or its revenues or assets any immunity, including sovereign immunity, from suit, jurisdiction, attachment in aid of execution of a judgment or prior to a judgment, execution of a judgment or any other legal process with respect to its obligations hereunder and to the extent that in any such jurisdiction there may be attributed to the Company or any Selling Shareholder such an immunity (whether or not claimed), the Company and such Selling Shareholder hereby irrevocably agrees not to claim and irrevocably waives such immunity to the maximum extent permitted by law. As a matter of Dutch law, the Company’s assets are not intended for public use (openbare dienst) and as a result the Company is not entitled to immunity from legal proceedings, nor are its assets immune from execution.

16. Judgment Currency. If for the purposes of obtaining judgment in any court it is necessary to convert a sum due hereunder into any currency other than United States dollars, the parties hereto agree, to the fullest extent permitted by law, that the rate of exchange used shall be the rate at which in accordance with normal banking procedures the Underwriters could purchase United States dollars with such other currency in The City of New York on the business day preceding that on which final judgment is given. The obligation of the Company and each Selling Shareholder with respect to any sum due from it to any Underwriter or any person controlling any Underwriter shall, notwithstanding any judgment in a currency other than United States dollars, not be discharged until the first business day following receipt by such Underwriter or controlling person of any sum in such other currency, and only to the extent that such Underwriter or controlling person may in accordance with normal banking procedures purchase United States dollars with such other currency. If the United States dollars so purchased are less than the sum originally due to such Underwriter or controlling person hereunder, the Company and such Selling Shareholder agrees as a separate obligation and notwithstanding any such judgment, to indemnify such Underwriter or controlling person against such loss. If the United States dollars so purchased are greater than the sum originally due to such Underwriter or controlling person hereunder, such Underwriter or controlling person agrees to pay to the Company and such Selling Shareholder an amount equal to the excess of the dollars so purchased over the sum originally due to such Underwriter or controlling person hereunder.

17. Taxes.

(a) All payments made by the Company and each Selling Shareholder under this Agreement, if any (including, for purposes of this provision, to any relevant extent, the difference between the Public Offering Price and the Purchase Price), will be made without withholding or deduction for or on account of any present or future taxes, duties, assessments or governmental charges of whatever nature, and all interest, penalties and similar liabilities with respect thereto, imposed or levied by or on behalf of The Netherlands or any political subdivision or any taxing authority thereof or therein unless the Company or such Selling Shareholder is or becomes required by law to withhold or deduct such taxes, duties, assessments or other governmental charges, and all interest, penalties and similar liabilities with respect thereto. In such event, the Company or such Selling Shareholder, as the case may be, will pay such additional amounts as will result, after such withholding or deduction, in the receipt by each Underwriter and each person controlling any Underwriter, as the case may be, of the amounts that would otherwise have been receivable in respect thereof, except to the extent such taxes, duties, assessments or other governmental charges, and all interest, penalties and similar liabilities with respect thereto, if any, are imposed or levied by reason of such Underwriter’s or controlling person’s being connected with The Netherlands other than by reason of its being an Underwriter or a person controlling any Underwriter under this Agreement.

(b) All costs and expenses for which the Underwriters are to be reimbursed or indemnified under this Agreement, including any value added tax or any similar taxes (“VAT”) in respect of such costs or expenses, as well as all fees and amounts payable by the Company and any Selling Shareholder under this Agreement (including, for purposes of this provision, to any relevant extent, the difference between the Public Offering Price and the Purchase Price) are exclusive of any VAT. If the transactions described in this Agreement are subject to any VAT, the Underwriters shall provide the Company and each applicable Selling Shareholder with a valid invoice that complies with all relevant tax regulations and that specifically states the applicable VAT. Provided the Underwriters have stated the applicable VAT on the invoice, the Company and such Selling Shareholder will pay the Underwriters the applicable VAT. The Company and each Selling Shareholder reserves the right to withhold payment of any VAT to the Underwriters until the Underwriters have provided the Company and such Selling Shareholder with a valid invoice that complies with all relevant tax regulations and that specifically states the applicable VAT. If the Underwriters have incorrectly determined the applicable VAT and, as a result thereof, the Company or such Selling Shareholder has overpaid the Underwriters, the Underwriters will repay the overpaid amount plus interest to the Company or such Selling Shareholder upon such person’s written request. If the Underwriters have incorrectly determined the applicable VAT and, as a result thereof, the Company or such Selling Shareholder has underpaid the Underwriters, the Company or such Selling Shareholder shall pay the outstanding amount to the Underwriters upon receipt of a valid invoice that complies with all relevant tax regulations and that specifically states the applicable VAT, as corrected.

18. Entire Agreement. This Agreement represents the entire agreement between the Company and each Selling Shareholder, on the one hand, and the Underwriters, on the other, with respect to the preparation the Registration

Statement and any amendments and supplements thereto, any preliminary prospectus, the Time of Sale Prospectus, the Prospectus, the conduct of the offering, and the purchase and sale of the Shares.

19. Miscellaneous.

(a) The Company and each Selling Shareholder acknowledges that in connection with the offering of the Shares: (i) the Underwriters have acted at arm’s length, are not agents of, and owe no fiduciary duties to, the Company or any Selling Shareholder or any other person, (ii) the Underwriters owe the Company and the Selling Shareholders only those duties and obligations set forth in this Agreement and prior written agreements (to the extent not superseded by this Agreement), if any, and (iii) the Underwriters may have interests that differ from those of the Company and the Selling Shareholders. The Company and each Selling Shareholder waives to the full extent permitted by applicable law any claims it may have against the Underwriters arising from an alleged breach of fiduciary duty in connection with the offering of the Shares.

(b) The Company and each Selling Shareholder acknowledges that the Underwriters’ research analysts and research departments are required to be independent from their respective investment banking divisions and are subject to certain regulations and internal policies, and that such Underwriters’ research analysts may hold views and make statements or investment recommendations and/or publish research reports with respect to the Company and/or the offering that differ from the views of their respective investment banking divisions. The Company and each Selling Shareholder hereby waives and releases, to the fullest extent permitted by law, any claims that the Company may have against the Underwriters with respect to any conflict of interest that may arise from the fact that the views expressed by their independent research analysts and research departments may be different from or inconsistent with the views or advice communicated to the Company or such Selling Shareholder by such Underwriters’ investment banking divisions. The Company and each Selling Shareholder acknowledges that each of the Underwriters is a full service securities firm and as such from time to time, subject to applicable securities laws, may effect transactions for its own account or the account of its customers and hold long or short positions in debt or equity securities of the companies that may be the subject of the transactions contemplated by this Agreement.

(c) Without limiting the applicability of Section 3 or any other provision of this Agreement, with respect to any Underwriter who is affiliated with any person or entity engaged to act as an investment adviser on behalf of a client who has a direct or indirect interest in the Shares being sold by a Selling Shareholder, the Shares being sold to such Underwriter shall not include any Ordinary Shares attributable to such client (with any such shares instead being allocated and sold to the other Underwriters) and, accordingly, the fees or other amounts received by such Underwriter in connection with the transactions contemplated hereby shall not include any fees or other amounts attributable to such client.

(d) In accordance with the requirements of the USA PATRIOT Act (Title III of Pub. L. 107-56 (signed into law October 26, 2001)), the Underwriters are required to obtain, verify and record information that identifies their respective clients, including the Company and the Selling Shareholders, which information may include the name and address of their respective clients, as well as other information that will allow the Underwriters to properly identify their respective clients.

20. Counterparts. This Agreement may be signed in two or more counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument.

21. Applicable Law. This Agreement shall be governed by and construed in accordance with the laws of the State of New York.

22. Headings. The headings of the sections of this Agreement have been inserted for convenience of reference only and shall not be deemed a part of this Agreement.

23. Notices. All communications hereunder shall be in writing and effective only upon receipt, and

(a) if to the Underwriters shall be delivered, mailed or sent to you at (i) Barclays Capital Inc., 745 7th Avenue, New York, New York 10019, Attention: Syndicate Registration, Fax: 646-834-8133 and, for any communication relating to the indemnification provisions hereunder: Office of the General Counsel, Barclays Capital Inc., 745 7th Avenue, New York, NY 10019, Fax: 212 520 0421 and (ii) Credit Suisse Securities (USA) LLC, 11 Madison Avenue, New York, New York 10010, Attention: LCD-IBD;

(b) if to the Company shall be delivered to NXP Semiconductors, Legal Department, High Tech Campus 60, 5656 AG Eindhoven, The Netherlands, Attention: Guido Dierick, with copy to Simpson Thacher & Bartlett LLP, CityPoint, One Ropemaker Street, London EC2Y 9HU, England, Attention: Nicholas J. Shaw; and

(c) if to the Selling Shareholders shall be delivered as set forth in Schedule V hereto.

[Remainder of page intentionally left blank. Signature pages follow.]

Very truly yours,

NXP SEMICONDUCTORS N.V.

By:
Name:
Title:

KKR NXP INVESTOR S.A R.L.

By:
Name:
Title:

By:
Name:
Title:

BAIN PUMBAA LUXCO S.A R.L.

By:
Name:
Title:

By:
Name:
Title:

SL II NXP S.A R.L.

By:
Name:
Title:

MERIDIAN HOLDING S.A R.L.

By:
Name:
Title:

By:
Name:
Title:

NXP CO-INVESTMENT INVESTOR S.A R.L.

By:
Name:
Title:

By:
Name:
Title:

PPTL INVESTMENT LIMITED, as General Partner on behalf of PPTL Investment LP

By:
Name:
	Title:	Attorney-in-fact

ALPINVEST PARTNERS CSI 2006 LION C.V.
By:	AlpInvest Partners Beheer 2006 B.V., its General Partner
By:	AlpInvest Partners B.V., its Managing Director

By:
Name:
Title:

By:
Name:
Title:

ALPINVEST PARTNERS LATER STAGE II-A LION C.V.
By:	AlpInvest Partners Beheer 2006 B.V., its General Partner
By:	AlpInvest Partners B.V., its Managing Director

By:
Name:
Title:

Accepted as of the date hereof

BARCLAYS CAPITAL INC.

By:
Name:
Title:

CREDIT SUISSE SECURITIES (USA) LLC

By:
Name:
Title:

SCHEDULE I

Selling Shareholder	Number of Shares To Be Sold
KKR NXP INVESTOR, S.A R.L.	7,831,506

BAIN PUMBAA LUXCO S.A R.L.	6,264,979

SL II NXP S.A R.L.	3,132,751

MERIDIAN HOLDING S.A R.L.	3,523,774

NXP CO-INVESTMENT INVESTOR S.A R.L.	3,655,632

PPTL INVESTMENT LP	4,025,336

ALPINVEST PARTNERS CSI 2006 LION C.V.	1,553,220

ALPINVEST PARTNERS LATER STAGE II-A LION C.V.	12,802

Total:	30,000,000

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SCHEDULE II

Underwriter	Number of Shares To Be Purchased

BARCLAYS CAPITAL INC.	15,000,000

CREDIT SUISSE SECURITIES (USA) LLC	15,000,000

Total:	30,000,000

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SCHEDULE III

Time of Sale Prospectus

1.	Prospectus dated August 23, 2011 relating to the Shelf Securities

2.	The preliminary prospectus supplement dated February 4, 2013 relating to the Shares

3.	Price per Share to the public: as described on Schedule IIIA

III-1

SCHEDULE IIIA

Pricing Information

1.	“Applicable Time” means 9:00 A.M. New York City time on February 4, 2013

2.	Price per Share to the public: $30.35

II-2

SCHEDULE IV

KKR NXP Investor S.a r.l.:

Kohlberg Kravis Roberts & Co. L.P

9 West 57th Street, 42nd Floor

New York, NY 10019

United States

Attention: General Counsel

Bain Pumbaa LuxCo S.a r.l.:

Bain Capital NY, LLC

590 Madison Avenue, 42nd Floor

New York, NY 10022

United States

Tel: +1 212 326 9420

Attention: Ryan LaForce

SL II NXP S.a r.l.:

Silver Lake Partners

9 West 57th Street, 32nd Floor

New York, NY 10019

United States

Tel: +1 212 981 5600

Fax: +1 212 981 3535

E-mail: Andrew.Schader@SilverLake.com

Attention: General Counsel Andrew Schader

Meridian Holding S.a r.l.:

Apax Partners, L.P.

601 Lexington Avenue, 53rd Floor

New York, NY 10022

United States

Tel: +1 212 753 6300

Fax: +1 212 319 6155

Attention: Melissa Waystack

NXP Co-Investment Investor S.a r.l.:

CT Corporation System

111 Eighth Avenue

New York, New York 10011

IV-1

United States

Tel: +1 212 750 6474

PPTL Investment LP:

CT Corporation System

111 Eighth Avenue

New York, New York 10011

United States

Tel: +1 212 750 6474

AlpInvest Partners CSI 2006 Lion C.V. and AlpInvest Partners Later Stage II-A Lion C.V:

AlpInvest Partners Inc

630 Fifth Avenue, 28th Floor

New York NY 10111

United States

Tel: +1 212 332 6240

Fax: +1 212 332 6241

Attention: Evert Vink

IV-2

SCHEDULE V

KKR NXP Investor S.a r.l.:

c/o Kohlberg Kravis Roberts & Co. Limited

Stirling Square

7 Carlton Gardens

London SW1Y 5AD

United Kingdom

Attention: Johannes Huth

Tel: + 44 20 7839 9800

Fax: + 44 20 7839 9801

Email: huthj@kkr.com

With a copy (which shall not constitute notice) to:

Clifford Chance LLP

10 Upper Bank Street

London E14 5JJ

United Kingdom

Attention: Thijs Alexander

Tel: +44 (0)20 7006 4583

Fax: +44 (0)20 7006 5555

Email: thijs.alexander@cliffordchance.com

Bain Pumbaa LuxCo S.a r.l.:

c/o Bain Capital TDL

Devonshire House 6th Floor

Mayfair Place

London W1J 8AJ

United Kingdom

Attention: Michel Plantevin

Tel: +44 20 7514 5252

Fax: +44 20 7514 5250

Email: mplantevin@baincapital.com

With a copy (which shall not constitute notice) to:

Clifford Chance LLP

10 Upper Bank Street

London E14 5JJ

United Kingdom

Attention: Thijs Alexander

Tel: +44 (0)20 7006 4583

Fax: +44 (0)20 7006 5555

Email: thijs.alexander@cliffordchance.com

SL II NXP S.a r.l.:

Silver Lake Management Company, L.L.C.

2775 Sand Hill Road, Suite 100

Menlo Park, CA 94025

United States

Attn: Egon Durban

Tel: +1 650 233 8120

Fax: +1 650 233 8125

E-mail: Egon.Durban@silverlake.com

With a copy (which shall not constitute notice) to:

Clifford Chance LLP

10 Upper Bank Street

London E14 5JJ

United Kingdom

Attention: Thijs Alexander

Tel: +44 (0)20 7006 4583

Fax: +44 (0)20 7006 5555

Email: thijs.alexander@cliffordchance.com

Meridian Holding S.a r.l.:

1-3 Boulevard de la Foire

L-1528 Luxembourg

Grand Ducy of Luxembourg

Attention: Cindy Texeira

Tel: +352 26 86 87 32

Fax: +352 27 47 82 58

E-mail: Cindy.Teixeira@apax.com

With a copy (which shall not constitute notice) to:

Clifford Chance LLP

10 Upper Bank Street

London E14 5JJ

United Kingdom

Attention: Thijs Alexander

Tel: +44 (0)20 7006 4583

Fax: +44 (0)20 7006 5555

Email: thijs.alexander@cliffordchance.com

NXP Co-Investment Investor S.a r.l.:

c/o Avega Services (Luxembourg) S.à r.l.

61 rue de Rollingergrund

L-2440 Luxembourg

Luxembourg

Attention: Wolfgang Zettel

Tel: +352 246 943 28

Fax: +352 246 943 70

E-Mail: wolfgang.zettel@avega.lu

With a copy (which shall not constitute notice) to:

Clifford Chance LLP

10 Upper Bank Street

London E14 5JJ

United Kingdom

Attention: Thijs Alexander

Tel: +44 (0)20 7006 4583

Fax: +44 (0)20 7006 5555

Email: thijs.alexander@cliffordchance.com

PPTL Investment LP:

15 Atholl Crescent

Edinburgh EH3 8HA

United Kingdom

Attention: Alistair Campbell/Andrew Akintewe

With a copy to:

Philips Electronics UK Limited

Philips Centre, Guildford Business Park

Guildford

Surrey GU2 8XH

United Kingdom

Attention: Simon Bradley

With a further copy to:

Patterson Belknap Webb & Tyler LLP

1133 Avenue of the Americas

New York, New York 10036

United States

Attention: Herman H. Raspe, Esq.

AlpInvest Partners CSI 2006 Lion C.V. and AlpInvest Partners Later Stage II-A Lion C.V:

c/o AlpInvest Partners B.V.

Jachthavenweg 118

1081 KJ Amsterdam

The Netherlands

Attention: Erik Thyssen

Tel: + 31 (0) 20 540 7620

Fax: + 31 (0) 20 540 7502

Email: erik.thyssen@alpinvest.com

With a copy (which shall not constitute notice) to

Clifford Chance LLP

10 Upper Bank Street

London E14 5JJ

United Kingdom

Attention: Thijs Alexander

Tel: +44 (0)20 7006 4583

Fax: +44 (0)20 7006 5555

Email: thijs.alexander@cliffordchance.com

EXHIBIT 1

[FORM OF LOCK-UP LETTER]

            , 2013

Barclays Capital Inc.

745 7th Avenue

New York, New York 10019

Credit Suisse Securities (USA) LLC

11 Madison Avenue

New York, New York 10010

Ladies and Gentlemen:

The undersigned understands that you (the “Underwriters”) propose to enter into an Underwriting Agreement (the “Underwriting Agreement”) with NXP Semiconductors N.V., a public company with limited liability (naamloze vennootschap) formed in The Netherlands (the “Company”) and certain shareholders of the Company (the “Selling Shareholders”), providing for the public offering (the “Public Offering”) by the Underwriters of 30,000,000 shares (the “Shares”) of the ordinary shares, par value €0.20 per share, of the Company (the “Ordinary Shares”).

To induce the Underwriters that may participate in the Public Offering to continue their efforts in connection with the Public Offering, the undersigned hereby agrees that, without the prior written consent of the Underwriters, it will not, during the period (the “Restricted Period”) commencing on the date hereof and ending 30 days after the date of the final prospectus relating to the Public Offering (the “Prospectus”), (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any Ordinary Shares beneficially owned (as such term is used in Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), by the undersigned or any other securities so owned convertible into, exercisable or exchangeable for or representing Ordinary Shares or (2) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Ordinary Shares, whether any such transaction described in clause (1) or (2) above is to be

1-1

settled by delivery of Ordinary Shares or such other securities, in cash or otherwise.

The foregoing sentence shall not apply to (a) transactions relating to Ordinary Shares or other securities acquired in open market transactions after the completion of the offering of the Shares, (b) transfers of Ordinary Shares or any security convertible into Ordinary Shares as a bona fide gift, (c) distributions or other transfers of Ordinary Shares or any security convertible into Ordinary Shares to partners, members, interest holders or stockholders of the undersigned or of any of the undersigned’s affiliates (as such term is defined in Rule 405 of the Securities Act) or to any investment funds, pension funds, mutual funds or similar entities controlled, managed, advised by or affiliated with the undersigned, provided that (x) in the case of any transfer or distribution pursuant to clause (b) or (c), each donee, distributee or transferee, as the case may be, shall sign and deliver to the Underwriters a lock-up letter in the form of this letter and (y) in the case of any transfer or distribution pursuant to clause (a), (b) or (c), no filing under the Exchange Act reporting a reduction in beneficial ownership of Ordinary Shares shall be required or shall be voluntarily made in respect of the transfer or distribution during the Restricted Period, (d) the sale of any Ordinary Shares or any security convertible into Ordinary Shares in connection with (x) a “cashless exercise” of options or warrants or (y) the payment of taxes related to such options, warrants or other equity award, (e) the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act for the transfer of Ordinary Shares, provided that such plan does not provide for the transfer of Ordinary Shares during the Restricted Period and to the extent a public announcement or filing under the Exchange Act, if any, is required of or voluntarily made by or on behalf of the Selling Shareholder or the Company regarding the establishment of such plan, such announcement or filing shall include a statement to the effect that no transfer of Common Stock may be made under such plan during the Restricted Period, (f) the tender of any Ordinary Shares in a public offer for all of the Ordinary Shares, and (g) the sale of the Shares to be sold under the Underwriting Agreement.

In addition, the undersigned agrees that, without the prior written consent of the Underwriters, it will not, during the Restricted Period, make any demand for or exercise any right with respect to, the registration of any Ordinary Shares or any security convertible into, exercisable or exchangeable for or representing Ordinary Shares. The undersigned also agrees and consents to the entry of stop transfer instructions with the Company and the Company’s transfer agent and registrar, as applicable, against the transfer of the undersigned’s Ordinary Shares except in compliance with the foregoing restrictions.

[Notwithstanding anything herein to the contrary, to the extent KKR Capital Markets LLC or its affiliates are deemed to be an affiliate of the undersigned or in privity with the undersigned or any affiliate of the undersigned, KKR Capital Markets LLC and its affiliates may engage in investment advisory, investment company, financial advisory, financing, asset management and other

1-2

similar activities conducted in the ordinary course of its and its affiliates’ business; provided that this sentence shall have no application with respect to Ordinary Shares or securities convertible into, exercisable or exchangeable for or representing Ordinary Shares held or beneficially owned by KKR NXP Investor S.a r.l., KKR NXP (2006) Limited, KKR NXP (European II) Limited, KKR NXP (Millennium) Limited, KKR Associates Europe II Limited Partnership (the “KKR Entities”) at the time of the completion of the Public Offering, whether or not such Ordinary Shares or securities convertible into, exercisable or exchangeable for or representing Ordinary Shares are held by the KKR Entities or are transferred, sold or otherwise not beneficially owned by the KKR Entities.]+

The undersigned understands that the Company, the Selling Shareholders and the Underwriters are relying upon this agreement in proceeding toward consummation of the Public Offering. The undersigned further understands that this agreement is irrevocable and shall be binding upon the undersigned’s heirs, legal representatives, successors and assigns.

Whether or not the Public Offering actually occurs depends on a number of factors, including market conditions. Any Public Offering will only be made pursuant to an Underwriting Agreement, the terms of which are subject to negotiation between the Company, the Selling Shareholders and the Underwriters.

This Agreement shall terminate when (i) the conditions set out in Section 6 of the Underwriting Agreement have not been satisfied or waived by the relevant party by March 31, 2013; or (ii) the Underwriting Agreement terminates pursuant to Section 12 thereof.

This Agreement shall be governed by and construed in accordance with the laws of the State of New York.

Very truly yours,

(Name)

(Address)

+	To be included in the lock-up letter signed by KKR NXP Investor S.a r.l. and each KKR affiliate transferee or purchaser from time to time.

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